Exhibit 4.3

CNH GLOBAL N.V. EQUITY INCENTIVE PLAN

1. Introduction and Purpose. This CNH Global, N.V. Equity Incentive Plan was adopted by the Board by written consent dated December 22, 2008 and was subsequently ratified and approved by the stockholders of the Company at the Annual General Meeting of the Company’s stockholders held on March 20, 2009.

The purpose of the Plan is to set forth principles and rules, which govern the grant of Stock-based awards to eligible top performers and key leaders of the Company (and its Subsidiaries), in order to foster a strong performance culture, to reward the best performers, and to align management and stockholders’ interests in achieving the Company’s financial objectives. The Company believes that the Plan will also assist in attracting and retaining individuals of outstanding training, experience and ability, and will also ultimately promote the long-term success of the Company.

2. Definitions. Unless the context clearly indicates otherwise, the following terms shall have the following meanings:

(a)	“Award” means the grant of a right or potential right, as applicable, to a Participant to a receive incentive compensation under the Plan. An Award shall be earned and vested only to the extent its terms and conditions are satisfied.

(b)	“Award Agreement” means the written agreement between the Company and the Participant that sets forth the applicable terms, conditions, and limitations with respect to a particular Award. Each Award Agreement shall be in such form and shall contain such terms and conditions as determined by the Committee in its sole discretion.

(c)	“Board” means the board of directors of the Company.

(d)	“Change of Control” means an event described in Section 12 hereof.

(e)	“Code” means the Internal Revenue Code of 1986, as amended from time to time. Any reference in the Plan to a specific Section of the Code shall include such Section, any valid regulation and other applicable authorities promulgated thereunder, and any comparable provision of any future legislation amending, supplementing, or superseding such Section of the Code.

(f)	“Committee” means the Corporate Governance and Compensation Committee of the Board.

(g)	“Company” means CNH Global, N.V., a public limited liability company, incorporated in and under the laws of The Netherlands, or any successor thereto.

(h)	“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time. Any reference in the Plan to a specific Section of the Exchange

Act shall include such Section, any valid regulation and other applicable authorities promulgated thereunder, and any comparable provision of any future legislation amending, supplementing, or superseding such Section of the Exchange Act.

(i)	“Fair Market Value” or “FMW” means a price that is based on the opening selling price, closing selling price, actual high, low, or average of the actual high and low selling price, or average selling prices (weighted or unweighted based on the volume of trading) of Stock reported on the New York Stock Exchange (or such other established securities market) on the applicable date, the trading day immediately preceding the applicable date, the trading day next succeeding the applicable date, or during a specified period before or after the applicable date, as determined by the Committee in its discretion, or such other price as required by applicable law or regulation.

(j)	“Incentive Stock Option” means a Stock Option designed to meet the requirements of Code Section 422.

(k)	“Nonqualified Stock Option” means a Stock Option that is not an Incentive Stock Option.

(l)	“Parent” means Fiat S.p.A. (or, effective beginning January 1, 2011, Fiat Industrial S.p.A.), the Company’s indirect majority stockholder, or any successor thereto that is the Company’s indirect majority stockholder.

(m)	“Participant” means (i) an employee of the Company or its Subsidiaries or (ii) a consultant or other individual providing services to the Company and its Subsidiaries, who, in each case (A) has been selected by the Committee to receive an Award under the Plan and (B) to the extent required by the Committee, has executed an Award Agreement.

(n)

“Performance Criteria” means one or more pre-established objective performance goals established by the Committee, which may be based one or more of business criteria, including, but not limited to: trading profit (or operating profit after restructuring); trading cash flow; revenue; revenue growth; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating income; pre- or after-tax income; net operating profit after taxes; economic value added (or an equivalent metric); ratio of operating earnings to capital spending; cash flow (before or after dividends); cash-flow per share (before or after dividends); net earnings; net sales; sales growth; share price performance; return on assets or net assets; return on shareholder equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; total shareholder return; cumulative return on net assets employed; improvement in or attainment of expense levels; market share; and improvement in or attainment of working capital levels or other business criteria. Performance Criteria may (i) be based on one or more business criteria that apply to the Participant, the Company as a whole, or any Subsidiary, business unit, division, segment of the Company, or any combination thereof, (ii) include or exclude (or be adjusted to include or exclude) extraordinary items, the impact of charges for restructurings, discontinued operations and other unusual and non-recurring items, and the cumulative effects of tax or accounting changes, each determined based on generally accepted accounting principles in the Unites States of America, as in effect from time to time (“GAAP”), or on a non-GAAP basis (such as International Financial Reporting Standards), and/or (iii) reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group, index, or other external measure, in each case as determined by the Committee in its sole discretion.

(o)	“Performance Period” means the period during which the Performance Criteria must be attained, as designated by the Committee in its sole discretion.

(p)	“Performance Share” means an Award providing the Participant with a designated number of shares of Stock subject to the attainment of Performance Criteria within the Performance Period and the satisfaction of such other terms and conditions, as specified by the Committee in the Award Agreement in accordance with Section 10 hereof.

(q)	“Performance Share Unit” means an Award, designated as a unit, providing a Participant with the right to receive a designated number of shares of Stock or cash in an amount determined as a function of a designated number of shares of Stock at a date on or after, and subject to, the attainment of Performance Criteria within the Performance Period and the satisfaction of such other terms and conditions, as specified by the Committee in the Award Agreement in accordance with Section 10 hereof.

(r)	“Person” means any individual, entity or group, including any “person” within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act.

(s)	“Plan” means the CNH Global N.V. Equity Incentive Plan, as may be amended from time to time, including any and all component plans and programs established hereunder pursuant to which Awards are granted.

(t)	“Restricted Stock” means an Award providing a Participant with a designated number of shares of Stock subject to the satisfaction of vesting conditions and such other terms and conditions, as specified by the Committee in the Award Agreement in accordance with Section 9 hereof.

(u)

“Restricted Stock Unit” means an Award, designated as a unit, providing a Participant with the right to receive a designated number of shares of Stock or cash in an amount determined as a function of a designated number of shares of Stock at a date on or after, and subject to, the satisfaction of vesting conditions and such other terms and conditions, as specified by the Committee in the Award Agreement in accordance with Section 9 hereof.

(v)	“SAR” means an Award of a stock appreciation right granted to a Participant pursuant to Section 8 hereof.

(w)	“Stock” means a share of common stock of the Company that, by its terms, may be voted on all matters submitted to stockholders of the Company generally.

(x)	“Stock Option” means an Award providing a Participant with the right to acquire a designated number of shares of Stock at a certain price that is granted pursuant to Section 7 hereof. The term Stock Option includes both Incentive Stock Options and Nonqualified Stock Options.

(y)	“Subsidiary” or “Subsidiaries” means any corporation or entity of which the Company owns directly or indirectly, at least 50% of the total voting power or in which it has at least a 50% economic interest, and which is authorized by the Committee to participate in the Plan.

3. Administration. The Plan will be administered by the Committee consisting of two or more directors of the Company as the Board may designate from time to time, each of whom shall satisfy such requirements under applicable law.

The Committee shall have the discretionary authority to select those individuals who are eligible to participate in the Plan, to determine the number, type, and amount of Awards to be granted to Participants, to construe and interpret the Plan and any Awards granted thereunder, to establish and amend rules for Plan administration, to change the terms and conditions of Awards at or after grant (subject to the provisions of Section 18 hereof), to correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award granted under the Plan, and to make all other determinations which it deems necessary or advisable for the administration of the Plan.

The Committee or the Board may authorize one or more officers of the Company to select individuals to participate in the Plan and to determine the number, type, and amount of Awards to be granted to such Participants. Any reference in the Plan to the Committee shall include such authorized officer or officers.

The determinations of the Committee shall be made in accordance with their judgment as to the best interests of the Company and its stockholders and in accordance with the purposes of the Plan. Any determination of the Committee under the Plan may be made without notice or meeting of the Committee, if in writing signed by all the Committee members, and shall be final and binding on all interested Persons to the maximum extent permitted under applicable law.

4. Participants. Participants may consist of any or all employees of, and consultants or other individuals providing services to, the Company and its Subsidiaries. Designation of a Participant in any year shall not require the Committee to designate that individual to receive an Award in any other year or to receive the same type or amount of Award as granted to the Participant in any other year or as granted to any other Participant in any year. The Committee shall consider all factors that it deems relevant in selecting Participants and in determining the type and amount of their respective Awards.

5. Shares Available under the Plan. The Company shall establish the number of shares of Stock reserved for issuance under the Plan. Stock covered by an Award granted under the Plan shall not be counted as used unless and until actually issued and delivered to a Participant. Accordingly, if there is (a) a lapse, expiration, termination or cancellation of any Stock Option or other Award outstanding under this Plan prior to the issuance of Stock thereunder or (b) a forfeiture of any Performance Share, Restricted Stock, or Stock subject to Awards granted under this Plan prior to vesting, then the Stock in respect of or subject to such Awards shall be added to the Stock available for Awards under the Plan. In addition, any Stock covered by a SAR shall be counted as used only to the extent Stock is actually issued to the Participant upon exercise of the SAR. Finally, any Stock exchanged by a holder of a Stock Option as full or partial payment of the exercise price under any Stock Option exercised under the Plan, any Stock retained by the Company to comply with applicable income tax withholding requirements, and any Stock covered by an Award which is settled in cash, shall be added to the Stock available for Awards under the Plan.

All Stock issued under the Plan may be either authorized and unissued Stock or issued Stock reacquired by the Company. Stock Options and unissued Stock may only be issued if authorized pursuant to a resolution of the general meeting of shareholders of the Company (or, if authorized to do so by the general meeting of shareholders, by the Board) authorizing such issuance and excluding preference rights for existing shareholders if applicable. The authorization shall not be applicable to the issuing of Stock to Participants who exercise a Stock Option. All of the available Stock may, but need not, be issued pursuant to the exercise of Incentive Stock Options; provided, however, notwithstanding a Stock Option’s designation, to the extent that Incentive Stock Options are exercisable for the first time by the Participant during any calendar year with respect to Stock whose aggregate Fair Market Value exceeds $100,000, such Stock Options shall be treated as Nonqualified Stock Options.

The Stock reserved for issuance and the other limitations set forth above shall be subject to adjustment in accordance with Section 13 hereof.

6. Types of Awards, Payments, and Limitations. Awards under the Plan shall consist of Stock Options, SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Units, and other Stock-based Awards, all as described below. Payment of Awards may be in the form of cash, Stock, other Awards or combinations thereof as the Committee shall determine, and with the expectation that any Award of Stock shall be styled to preserve such restrictions as it may impose. The Committee need not require the execution of any such agreement by a Participant. Acceptance of the Award by the respective Participant shall constitute agreement by the Participant to the terms and conditions of the Award.

The Committee may (but need not) provide that any Awards under the Plan earn dividends or dividend equivalents and interest on such dividends or dividend equivalents. Such dividends or dividend equivalents may be paid currently or may be credited to a Participant’s Plan account and are subject to the same terms and conditions, including, without limitation, the attainment of Performance Criteria, as the underlying Award. Any crediting of dividends or dividend equivalents may be subject to such terms and conditions as the Committee may establish, including reinvestment in additional Stock or Stock equivalents.

Awards shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations of such Award. Such terms may include, but are not limited to, the term of the Award, the provisions applicable in the event the Participant’s employment terminates, and the Company’s authority (subject to the provisions of Section 18 hereof) to unilaterally or bilaterally amend, modify, suspend, cancel or rescind any Award, including, without limitation, the ability to amend such Awards to comply with changes in applicable law. An Award may also be subject to other provisions (whether or not applicable to similar Awards granted to other Participants) as the Committee determines appropriate, including provisions intended to comply with applicable securities laws and stock exchange requirements, understandings or conditions as to the Participant’s employment, requirements or inducements for continued ownership of Stock after exercise or vesting of Awards, or forfeiture of Awards in the event of termination of employment shortly after exercise or vesting, or breach of noncompetition or confidentiality agreements following termination of employment.

The Committee may make retroactive adjustments to and the Participant shall reimburse to the Company any cash or equity based incentive compensation paid to the Participant where such compensation was predicated upon achieving certain financial results that were substantially the subject of an accounting restatement, and as a result of such accounting restatement it is determined that the Participant otherwise would not have been paid such compensation, regardless of whether or not the accounting restatement resulted from the Participant’s fraud or misconduct. In each such instance, the Company will, to the extent practicable, seek to recover (a) the amount by which the Participant’s cash or equity based incentive compensation for the relevant period exceeded the lower payment, if any, that would have been made based on the restated financial results, or (b) if in the Committee’s view the Participant engaged in fraud or misconduct that caused or partially caused the need for the accounting restatement, the total amount of the Participant’s cash or equity based incentive compensation for the relevant period, plus a reasonable rate of interest. In addition to (and not in derogation of) the foregoing: (y) to the extent required under Section 304 of the Sarbanes-Oxley Act of 2002, as amended, if the Company is required to prepare an accounting restatement due to its material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, the Company’s chief executive officer and chief financial officer shall reimburse the Company for (i) any bonus or other incentive-based or equity-based compensation received by that individual from the Company during the 12-month period following the first public issuance or filing with the U.S. Securities and Exchange Commission (whichever first occurs) of the financial document embodying such financial reporting requirement, and (ii) any profits realized from the sale of securities of the Company during that 12-month period, and (z) to the extent required under Section 10D of the Exchange Act, effective on or after July 22, 2010, in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the securities laws, the Company will recover from any current or former executive officer of the Company who received incentive based compensation (including Stock Options awarded as compensation) during the 3-year period preceding the date on which the Company is required to prepare an accounting restatement, the excess of the amount of such incentive based compensation received based on the erroneous data over what would have been paid to the executive officer under the accounting restatement.

The Committee, in its sole discretion, either at the time of grant or by subsequent amendment, and subject to the provisions of Sections 18 and 23 hereof, may, except in the case of Stock Options and SARs, require or permit a Participant to elect to defer amounts or Stock that otherwise would be paid or delivered to the Participant as a result of the exercise or settlement of an Award under the Plan under such rules and procedures as the Committee may establish under the Plan, and to have any such deferred amounts or Stock credited to one or more accounts established for the Participant by the Committee on the Company’s books of account.

7. Stock Options. Stock Options may be awarded to Participants under such terms and conditions as may be established by the Committee, except that reload options may not be granted under the Plan. The Committee shall determine the number of shares of Stock subject to each Stock Option and whether the Stock Option is an Incentive Stock Option. The exercise price for each Stock Option shall be determined by the Committee but shall not be less than the higher of (i) EUR 2.25 or (ii) 100% of the Fair Market Value of the Stock on the date the Stock Option is granted unless the Stock Option is a substitute or assumed Stock Option granted pursuant to Section 14 hereof. Each Stock Option shall expire at such time as the Committee shall determine at the time of grant. Stock Options shall be exercisable at such time and subject to such terms and conditions as the Committee shall determine; provided, however, that no Stock Option shall be exercisable later than the tenth anniversary of its grant. The exercise price, upon exercise of any Stock Option, shall be payable by or on behalf of the Participants to the Company in full by: (a) cash payment or its equivalent; (b) tendering previously acquired Stock purchased on the open market having a Fair Market Value at the time of exercise equal to the exercise price or certification of ownership of such previously-acquired Stock; (c) to the extent permitted by applicable law, delivery of a properly executed exercise notice, together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale proceeds from the Stock Option shares or loan proceeds to pay the exercise price and any withholding taxes due to the Company; and (d) such other methods of payment as the Committee, in its discretion, deems appropriate. Upon exercise of any Stock Option, the Stock will be issued in the manner as the Company may deem appropriate.

8. Stock Appreciation Rights. SARs may be awarded to Participants under such terms and conditions as may be established by the Committee. Notwithstanding any other provision of the Plan, the Committee may, in its discretion, substitute SARs which can be settled only in Stock for outstanding Stock Options. The grant price of a substitute SAR shall be equal to the exercise price of the related Stock Option and the substitute SAR shall have substantive terms (e.g., duration) that are equivalent to the related Stock Option. The grant price of any other SAR shall be equal to the Fair Market Value of the Stock on the date of its grant unless the SARs are substitute or assumed SARs granted pursuant to Section 14 hereof. A SAR may be exercised upon such terms and conditions and for the term the Committee in its sole discretion determines, as specified by the Committee in the Award Agreement; provided, however, that the term shall not exceed the Stock Option term in the case of a substitute SAR or ten years in the case of any other SAR, and the terms and conditions applicable to a substitute SAR shall be substantially the same as those applicable to the Stock Option which it replaces. Upon exercise of a SAR, the Participant shall be entitled to receive payment from the Company in an amount determined by multiplying (a) the excess (if any) of the Fair Market Value of a share of Stock on the date of exercise over the grant price of the SAR by (b) the number of shares of Stock with respect to which the SAR is exercised. The payment may be made in cash or Stock, or any combination thereof, at the discretion of the Committee, except in the case of a substitute SAR payment which may be made only in Stock.

9. Restricted Stock and Restricted Stock Units. Restricted Stock and Restricted Stock Units may be awarded to Participants under such terms and conditions as shall be established by the Committee. Restricted Stock and Restricted Stock Units shall be subject to vesting conditions and such other terms and conditions as the Committee determines, including, without limitation, any of the following:

(a)	a prohibition against sale, assignment, transfer, pledge, hypothecation or other encumbrance for a specified period; and

(b)	a requirement that the holder forfeit the Restricted Stock or Restricted Stock Units in the event of termination of employment during the period of restriction.

All restrictions shall expire and the Award shall vest at such times as the Committee shall specify.

10. Performance Shares and Performance Share Units. Performance Shares and Performance Share Units may be awarded to Participants under such terms and conditions as shall be established by the Committee. Performance Shares and Performance Share Units shall be subject to the attainment of Performance Criteria during the applicable Performance Period and the satisfaction of such other terms and conditions established by the Committee.

Notwithstanding the satisfaction of any Performance Criteria, the Performance Criteria for the applicable Performance Period and the number of shares of Stock issued or the amount of cash paid in respect of a Performance Shares Award or Performance Share Units Award may be adjusted by the Committee on the basis of such further consideration as the Committee in its sole discretion shall determine.

11. Other Stock-Based Awards. In addition to the incentives described in Sections 6 through 10 hereof, the Committee may grant other Stock-based incentives payable in cash or Stock, or any combination thereof, under the Plan as it determines to be in the best interests of the Company and subject to such other terms and conditions as it deems appropriate, as specified by the Committee in the Award Agreement.

12. Change of Control. Except as otherwise determined by the Committee at the time of grant of an Award, upon a Change of Control, all outstanding Stock Options and SARs shall become vested and exercisable; all restrictions shall lapse and all other terms and conditions shall be deemed met on Restricted Stock and Restricted Stock Units; all Performance Criteria shall be deemed achieved at target levels and all other terms and conditions met on Performance Shares and Performance Share Units; all Restricted Stock Units and Performance Share Units shall be paid out as promptly as practicable (but in no event later than the March 15th of the year following the year in which the Change of Control occurs, subject to any delay if the calculation of the amount of the payment is not administratively practicable due to events beyond the control of the Company); and all other Awards shall be paid out in cash or Stock, or in any combination thereof, as determined by the Committee in its discretion, as promptly as practicable (but in no event later than the March 15th of the year following the year in which the Change of Control occurs, subject to any delay if the calculation of the amount of the payment is not administratively practicable due to events beyond the control of the Company).

Notwithstanding the foregoing, subject to Section 23 hereof, if an Award provides for the payment of deferred compensation that is subject to (and not exempt from) Code Section 409A, to the extent a payment in respect of such Award following a Change of Control would not be a permissible distribution event, as defined in Code Section 409A(a)(2), then the payment shall be made on the earlier of: (a) the date of payment originally provided under such Award; or (b) the date of termination of the Participant’s employment or service with the Company or, in the case of a “specified employee” (as defined in Code Section 409A), the date that is six months and one day following such termination (or, if earlier, the Participant’s date of death).

For purposes of the Plan, the term “Change of Control” shall mean:

(a)

the acquisition by any individual, entity or group, including any Person, of beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the then outstanding capital stock of the Company that by its terms may be voted on all matters submitted to stockholders of the Company generally (“Voting Stock”); provided, however, that the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company (excluding any acquisition resulting from the exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities unless such outstanding convertible or exchangeable securities were acquired directly from the Company); (ii) any acquisition by the Company, the Parent, or any entity controlled by the Parent; (iii) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company, the Parent, or any entity controlled by the Parent; or (iv) any acquisition by any entity pursuant to a reorganization, merger or consolidation involving the Company, if, immediately after such reorganization, merger or consolidation, each of the conditions described in clauses (i) and (ii) of subsection (b) below shall be satisfied; and provided further that, for purposes of clause (ii) above, if (A) any Person (other than the Company, the Parent, any entity controlled by the Parent, or any employee benefit plan (or related trust) sponsored or maintained by the Company, the Parent, or any entity controlled by the Parent) shall become the beneficial owner of more than 50% of the Voting Stock by reason of an acquisition of Voting Stock by the Company, and (B) such Person shall, after such acquisition by the Company, become the beneficial owner of any additional shares of the Voting Stock and such beneficial ownership is publicly announced, then such additional beneficial ownership shall constitute a Change of Control; or

(b)	the consummation of a reorganization, merger or consolidation of the Company, or the sale, lease, exchange or other transfer of all or at least 50% of the total gross fair market value of all of the assets of the Company (with the total gross fair market value of the total assets of the Company and the assets of the Company being sold, leased, exchanged, or transferred each determined without regard to any liabilities associated with such assets), excluding, however, any such reorganization, merger, consolidation, sale, lease, exchange or other transfer with respect to which, immediately after consummation of such transaction: (i) all or substantially all of the beneficial owners of the Voting Stock of the Company outstanding immediately prior to such transaction continue to beneficially own, directly or indirectly (either by remaining outstanding or by being converted into voting securities of the entity resulting from such transaction), more than 50% of the combined voting power of the voting securities of the entity resulting from such transaction (including, without limitation, the Company or an entity which as a result of such transaction owns the Company or all or at least 50% of the total gross fair market value of all of the assets of the Company (as described in herein), directly or indirectly) (the “Resulting Entity”) outstanding immediately after such transaction, in substantially the same proportions relative to each other as their ownership immediately prior to such transaction; and (ii) no Person (other than any Person that beneficially owned, immediately prior to such reorganization, merger, consolidation, sale or other disposition, directly or indirectly, Voting Stock representing more than 50% of the combined voting power of the Company’s then outstanding Voting Stock) beneficially owns, directly or indirectly, more than 50% of the combined voting power of the then outstanding capital stock of the Resulting Entity; or

(c)	upon the approval of a plan of complete liquidation or dissolution of the Company.

(d)	Notwithstanding the foregoing and for the avoidance of doubt, the consummation of the “de-merger” transaction, as announced by the Parent on or about April 21, 2010 and effective as of January 1, 2011, shall not constitute a Change of Control.

13. Adjustment Provisions.

(a)	In the event of any change affecting the number, class, market price or terms of the Stock by reason of share dividend, share split, recapitalization, reorganization, merger, consolidation, spin-off, disaffiliation of a Subsidiary, combination of Stock, exchange of Stock, Stock rights offering, or other similar event, or any distribution to the holders of Stock other than a regular cash dividend, the Committee shall equitably substitute or adjust the number or class of Stock which may be issued under the Plan in the aggregate or to any one Participant in any calendar year and the number, class, price or terms of shares of Stock subject to outstanding Awards granted under the Plan.

(b)	In the event of any merger, consolidation or reorganization of the Company with or into another corporation which results in the outstanding Stock of the Company being converted into or exchanged for different securities, cash or other property, or any combination thereof, there shall be substituted, on an equitable basis, for each share of Stock then subject to an Award granted under the Plan, the number and kind of shares of stock, other securities, cash or other property to which holders of Stock will be entitled pursuant to the transaction.

14. Substitution and Assumption of Awards. The Board or the Committee may authorize the issuance of Awards under this Plan in connection with the assumption of, or substitution for, outstanding Awards previously granted to individuals who become employees of the Company or any Subsidiary as a result of any merger, consolidation, acquisition of property or stock, or reorganization, upon such terms and conditions as the Committee may deem appropriate.

15. Nontransferability. Each Award granted under the Plan shall not be transferable other than by will or the laws of descent and distribution, and each Stock Option and SAR shall be exercisable during the Participant’s lifetime only by the Participant or, in the event of disability, by the Participant’s personal representative. In the event of the death of a Participant, exercise of any Award or payment with respect to any Award shall be made only by or to the beneficiary, executor or administrator of the estate of the deceased Participant or the Person or Persons to whom the deceased Participant’s rights under the Award shall pass by will or the laws of descent and distribution. Subject to the approval of the Committee in its sole discretion, Stock Options may be transferable to charity or to members of the immediate family of the Participant and to one or more trusts for the benefit of such family members, partnerships in which such family members are the only partners, or corporations in which such family members are the only stockholders. Members of the immediate family means the Participant’s spouse, children, stepchildren, grandchildren, parents, grandparents, siblings (including half brothers and sisters), and individuals who are family members by adoption.

16. Taxes. The Company shall be entitled to withhold the amount of any tax attributable to any amounts payable or Stock deliverable under the Plan, after giving notice to the Person entitled to receive such payment or delivery, and the Company may defer making payment or delivery as to any Award, if any such tax is payable, until indemnified to its satisfaction. A Participant may pay all or a portion of any withholding limited to the minimum statutory amount arising in connection with the exercise of a Stock Option or SAR or the receipt or vesting of Stock hereunder by electing to have the Company withhold Stock having a Fair Market Value equal to the amount required to be withheld.

17. Duration of the Plan. No Award shall be made under the Plan more than ten years after the date of its adoption by the Board; provided, however, that the terms and conditions applicable to any Award granted on or before such date may thereafter be amended or modified by mutual agreement between the Company and the Participant, or such other Person as may then have an interest therein.

18. Amendment and Termination. The Board or the Committee may amend the Plan from time to time or terminate the Plan at any time. However, unless expressly provided in an Award Agreement or the Plan, no such action shall reduce the amount of any existing Award or change the terms and conditions thereof without the Participant’s consent; provided, however, that the Committee may, in its discretion, substitute SARs which can be settled only in Stock for outstanding Stock Options in accordance with Section 8 hereof, and may require an Award be deferred pursuant to Section 6 hereof, without a Participant’s consent; and further provided that the Committee may amend or terminate an Award to comply with changes in applicable law without a Participant’s consent.

The Company shall obtain stockholder approval of any Plan amendment to the extent necessary to comply with applicable laws, regulations, or stock exchange rules.

19. Other Provisions.

(a)	In the event any Award under this Plan is granted to a Participant who is employed or providing services outside the United States and who is not compensated from a payroll maintained in the United States, the Committee may, in its sole discretion: (i) modify the provisions of the Plan as they pertain to such individuals to comply with applicable foreign law, regulation or accounting rules consistent with the purposes of the Plan; and (ii) cause the Company to enter into an agreement with any local Subsidiary pursuant to which such Subsidiary will reimburse the Company for the cost of such equity incentives.

(b)	Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing the Participant’s employment or service with the Company or any of its Subsidiaries; nor interfere in any way with the Participant’s right or the Company’s or a Subsidiary’s right to terminate such relationship at any time, with or without cause, to the extent permitted by applicable laws and any enforceable agreement between the Participant and the Company or a Subsidiary, as applicable.

(c)	No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee, in its discretion, shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Stock, or whether such fractional shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

(d)	In the event any provision of the Plan shall be held to be illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if such illegal or invalid provisions had never been contained in the Plan.

(e)	Notwithstanding any provision to the contrary, the Company shall have no liability to deliver any Award or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the United States Securities Act of 1933, as amended, and the Exchange Act), and the shares of Stock in respect of such Award are authorized for listing on the New York Stock Exchange.

(f)	Except as otherwise provided in any Award Agreement or as expressly set forth herein, a Participant shall have no rights as a stockholder of the Company until he or she becomes the holder of record of the shares of Stock.

(g)	Payments and other benefits received by a Participant under an Award made pursuant to the Plan generally shall not be deemed a part of a Participant’s compensation for purposes of determining the Participant’s benefits under any other employee benefit plans or arrangements provided by the Company or a Subsidiary, unless the Committee expressly provides otherwise in writing or unless expressly provided under such other plan or arrangement.

20. Governing Law. Subject to Section 19(a) hereof, the Plan and any actions taken in connection herewith shall be governed by and construed in accordance with applicable federal law of the United States of America and, to the extent not pre-empted thereby or inconsistent therewith, the laws of the State of Delaware, United States of America, without regard to any jurisdiction’s conflict of laws principles. BY ACCEPTING ANY AWARD UNDER THE PLAN, THE PARTICIPANT EXPRESSLY AND IRREVOCABLY AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT LOCATED IN WILMINGTON, DELAWARE, UNITED STATES OF AMERICA IN RESPECT OF ANY MATTER RELATING THE PLAN THAT IS NOT OTHERWISE ARBITRATED OR RESOLVED IN ACCORDANCE WITH SECTION 21 HEREOF, INCLUDING, WITHOUT LIMITATION, ANY ACTION OR PROCEEDING TO COMPEL ARBITRATION OR TO ENFORCE AN ARBITRATION AWARD.

21. Arbitration. Any and every dispute or difference arising under, or in relation to the Plan, including any dispute or difference as to the validity, meaning or effect hereof, shall be finally settled by arbitration in Wilmington, Delaware, United States of America under the Rules of the United States Federal Arbitration Act. The arbitration award shall be final and binding and shall deal with the question of the costs of arbitration and all matters relating thereto. The arbitrator is not empowered to award damages in excess of reasonable actual damages.

22. Unfunded Plan. Unless otherwise determined by the Committee, the Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. The Plan shall not establish a fiduciary relationship between the Company and any Participant or other Person. To the extent any Person holds any rights by virtue of an Award under the Plan, such right (unless otherwise determined by the Committee) shall be not greater than the right of an unsecured general creditor of the Company.

23. Code Section 409A. Awards granted under the Plan generally are intended to be exempt from Code Section 409A; provided, however, notwithstanding any contrary provision of the Plan or any agreement or notice governing any Award, the following provisions shall apply if and to the extent any payment made pursuant to an Award is subject to (and not exempt from) Code Section 409A:

(a)	Such payment shall comply with Code Section 409A and, accordingly, to the maximum extent permitted, the Plan shall be interpreted, and such payment shall be made under such other conditions determined by the Committee that cause such payment, to be in compliance with Code Section 409A.

(b)	A termination of employment shall not be deemed to have occurred for purposes of any provision of the Plan or an Award providing for the payment of any amounts upon or following a Participant’s termination date unless such termination is also a “separation from service” within the meaning of Code Section 409A, applying the default rules thereof.

(b)	With respect to any payment that is otherwise payable upon a Participant’s separation from service, in the event the Participant is a “specified employee” (as defined in Code Section 409A), any such payment that would otherwise have been payable in the first six months following the Participant’s separation from service date will not be paid to the Participant until the date that is six months and one day following the Participant’s separation from service date (or, if earlier, the Participant’s date of death), with any such deferred payments being paid in a lump sum; provided that, thereafter, the remainder of any such payments shall be payable in accordance with the terms of the Plan or the Award Agreement, as the case may be.

(c)	Whenever a payment under the Plan or an Award Agreement specifies a period within which such payment may be made, the actual date of payment within the specified period shall be within the sole discretion of the Committee.

(d)	In no event shall any payment under the Plan that constitutes “deferred compensation” for purposes of Code Section 409A be offset by any other payment pursuant to the Plan or otherwise.

(e)	To the extent required under Code Section 409A, (i) any reference herein to the term “Plan” shall mean this Plan and any other plan, agreement, method, program, or other arrangement, with which this Plan is required to be aggregated under Code Section 409A, and (ii) any reference herein to the term “Company” shall mean the Company and all Persons with whom the Company would be considered a single employer under Code Section 414(b) or 414(c).

In such case, if the Plan or the terms of an Award Agreement fail to meet the requirements of Code Section 409A with respect to such Award, then such Award shall remain in effect and be subject to taxation in accordance with Code Section 409A and the Committee may accelerate distribution or settlement of an Award in accordance with Code Section 409A. The Company and its Subsidiaries shall have no liability for any tax imposed on a Participant under Code Section 409A, and if any tax is imposed on a Participant, the Participant shall have no recourse against the Company and its Subsidiaries for payment of any such tax. Notwithstanding the foregoing, if any modification of an Award causes the Award to be deferred compensation under Code Section 409A, the Committee may rescind such modification in accordance with Code Section 409A.

Notwithstanding any provisions of this Plan, the Company and its Subsidiaries do not guarantee to any Participant or any other Person with an interest in an Award that any Award intended to be exempt from Code Section 409A shall be so exempt, nor that any Award intended to comply with Code Section 409A or Code Section 422 shall so comply.

24. Successors and Assigns. The Plan shall be binding on the Company and all Participants and their respective heirs, executors, agents, trustees, administrators, successors and assigns.

25. Gender, Singular, Plural, Captions. Where the context of the Plan permits, words in the masculine gender shall include the feminine gender, the plural form of a word shall include the singular form, and the singular form of a word shall include the plural form. In addition, the captions of the Sections of the Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

26. Effective Date and Applicability. This Plan shall be effective as of December 22, 2008, as adopted by the Board by written consent, and the provisions contained herein shall apply with respect to any and all Awards granted on or after July 20, 2010.